8234

Santos Ltd
A.C.N. 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 JAN 31 AM 8:12

Santos


02002846

SUPPL

Date: Thu 31 Jan 2002 01:14:53 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report 31/01/02

Number of pages (incl. cover sheet): 2

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

dlw 1/31

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 31ST January 2002

Wildcat Exploration Wells

Naringal 1

Type	Gas Exploration	
Location	Victoria PEP 154 (Otway Basin), 9.0km WNW of McIntee 1, 10.0km W of Naylor 1, and some 21km NW of the township of Peterborough.	
Status at 0600hrs EST 31/01/02	Running wireline logs. The well reached a total depth of 1710m with 1370m progress for the week.	
Planned Total Depth	1704m	
Interest	Santos Group	90.0%
	Beach Petroleum	10.0%
Operator	Santos Group	

Poole GU 2

Type	Gas Exploration	
Location	Texas, USA Lafite / Allen Dome, Brazoria County.	
Status at 1200hrs 30/01/02 (Houston Time)	Preparing to run mechanical backoff and attempt to free stuck drillstring. The current depth is 3965m with 515m progress for the week.	
Planned Total Depth	4481m	
Interest	Santos Group	40.0% WI
	Esenjay	40.0% WI
	KCS Energy	20.0% WI
Operator	Esenjay	

Enquiries: Dr Graeme Bethune
General Manager - Finance & Investor Relations
ph. 08 8218 5157
fax. 08 8218 5970

During the week ending 31st January 2002 Santos Limited also participated in no appraisal wells and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com.au